Exhibit 99.1

Valcent Products Inc.
(A Development Stage Company)
Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007 and 2006

AUDITORS' REPORT

TO THE SHAREHOLDERS OF VALCENT PRODUCTS INC.
(A Development Stage Company)

We have audited the consolidated balance sheets of Valcent Products Inc. (a development stage company) as at March 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia
July 27, 2007

7th Floor, Marine Building 355 Burrard Street, Vancouver, BC Canada V6C 2G8	Fax: 604.688.4675 Telephone: 604.687.1231 Web: SmytheRatcliffe.com

Valcent Products Inc.
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31	March 31
	2007	2006
Assets

Current
Cash and cash equivalents	$314,972	$12,773
Accounts receivable (Note 7)	462,055	10,626
Prepaid expenses (Note 6)	285,690	-
Inventories (Note 8)	1,236,808	-
	2,299,525	23,399
Restricted cash (Note 12)	117,327	-
Property and equipment (Note 4)	348,487	63,327
Product license (Note 5)	1,306,075	1,306,075

	$4,071,414	$1,392,801

Liabilities and Shareholders' Deficiency

Current
Accounts payable and accrued liabilities	$169,650	$199,558
Current portion of long-term debt (Note 12)	13,451	-
Promissory note payable	115,460	-
Due to related parties (Note 10)	930,175	69,273
Convertible notes (Note 9)	5,301,129	1,565,069
	6,529,865	1,833,900

Long-term debt (Note 12)	195,663	-
	6,725,528	1,833,900

Shareholders' Deficiency
Share capital (Note 13)	7,836,903	4,099,870
Contributed surplus (Note 13(e))	3,253,333	1,663,067
Conversion component of convertible notes (Note 9)	4,167,190	348,532
Obligation to issue shares (Notes 5 and 13)	-	419,401
Accumulated deficit from prior operations	(3,237,370)	(3,237,370)
Accumulated deficit during the development stage	(14,674,170)	(3,734,599)
	(2,654,114)	(441,099)
	$4,071,414	$1,392,801

Going concern (Note 1) and commitments (Notes 5,7,9,11 and 12)

On behalf of the board
"Glen Kertz" Director "F. George Orr" Director

See Notes to the Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

	For the year ended March 31,
	2007	2006
Expenses
Non-cash financing expense	$4,246,203	$1,328,337
Product development	1,562,421	689,432
Stock based compensation	1,127,141	533,664
Advertising and media development	1,092,917	-
Professional fees	712,458	175,833
Interest	587,309	193,987
Convertible note issuance costs	512,573	570,226
Investor relations	287,834	19,037
Office and miscellaneous	281,696	38,125
Travel	156,498	69,600
Insurance	149,855	-
Rent	65,693	56,771
Filing and transfer agent	38,883	26,250
Depreciation and amortization	25,288	9,382
Interest on long-term debt	8,500	-
Loss from Operations	10,855,269	3,710,644
Other (Income) and expense
Interest income	(25,704)	-
Foreign exchange loss	110,006	23,955
Net loss	10,939,571	3,734,599
Deficit during the development stage, beginning	3,734,599	-
Deficit during the development stage, ending	$14,674,170	$3,734,599

Loss per share - basic	$0.57	$0.35
Weighted average number of common
shares outstanding	19,261,192	10,548,042

See Notes to the Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the year ended March 31,
	2007	2006
Cash provided by (used in)
Operating activities
Net loss for year	$(10,939,571)	$(3,734,599)
Items not involving cash
Non-cash financing expense	4,246,203	1,328,337
Convertible note issuance costs	107,681	285,242
Stock based compensation	1,127,141	533,664
Consulting	52,708	-
Investor relations	174,924	-
Interest	587,309	191,339
Depreciation and amortization	25,288	9,382
Changes in non-cash working
capital items	(1,682,565)	104,109
	(6,300,882)	(1,282,526)
Investing activities
Product license	-	(306,075)
Property and equipment	(310,448)	(72,709)
	(310,448)	(378,784)
Financing activities
Advances from (repayments to) related parties	860,902	(84,076)
Proceeds from issuance of common shares	1,028,266	-
Promissory note payable	115,460	-
Proceeds from long-term debt	91,787	-
Proceeds from issuance of convertible notes	4,817,114	1,523,328
Shares issued for settlement of debt	-	234,609
	6,913,529	1,673,861
Increase in cash during year	302,199	12,551
Cash and cash equivalents
Beginning of year	12,773	222
End of year	$314,972	$12,773
Supplemental Cash Flow Information
Shares issued as finders fee	$-	$285,242
Shares issued for product license (Note 13)	$419,401	$580,599
Shares issued for investor relations / public
relations services (Note 13)	$460,614	$-
Shares issued as bonus to director (Note 13)	$52,708	$-
Shares issued for financial consulting services
(Note 13)	$107,681	$-
Shares issued on conversion of convertible debt	1,668,363	$-
(Note 13)

See Notes to the Consolidated Financial Statements

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

1.	Nature of Business and Ability to Continue as a Going Concern

Valcent Products Inc. (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996. The Company had previously been pursuing various business opportunities and effective March 24, 2004 discontinued those operations.

During the year ended March 31, 2006, the Company acquired a license to certain proprietary technology (Note 5). The development of these products has been the Company’s primary business.  The Company considers its development stage operations to have commenced during fiscal 2006.  During the year ended March 31, 2006, the Company also formed a wholly owned Nevada corporation, Valcent USA, Inc. to conduct operations in the United States.  In turn Valcent USA, Inc. incorporated Valcent Management, LLC, a wholly-owned limited liability company under the laws of Nevada, to serve as the general partner in Valcent Manufacturing Ltd., a limited partnership also formed by Valcent USA, Inc. under the laws of Texas, wherein Valcent USA, Inc. serves as its limited partner.

During the year ended March 31, 2007, the Company incorporated Valcent Products EU Limited in England to conduct future anticipated operations in Europe.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As at March 31, 2007, the Company had accumulated losses during the development stage of $14,674,170, total accumulated losses of $17,911,540 and a working capital deficiency of $4,230,340. The continuation of the Company is dependent upon the economic development and sales of the products underlying its product license as well as obtaining financing into the long term. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might arise from this uncertainty.

2.	Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The significant accounting policies used in these consolidated financial statements are as follows:

a)
Principles of consolidation
These financial statements include the accounts of Valcent Products Inc., its wholly owned subsidiary Valcent USA, Inc., Valcent USA, Inc.’s wholly owned subsidiary Valcent Management, LLC and the limited partnership, Valcent Manufacturing Ltd., in which Valcent Management, LLC is the general partner and Valcent USA, Inc. is the limited partner, and Valcent Products EU Limited (together “the Company”).  All inter-company transactions and balances have been eliminated.

b)
Product development costs
The Company expenses all costs related to product development until such time as the economic viability of the product is demonstrated and thereafter will capitalize and expense such development costs over the expected economic useful life of the product.  Any revenue derived from the test marketing and development of products is netted against product development costs.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

2.	Significant Accounting Policies (continued)

c)	Cash and cash equivalents Securities with original maturities of three months or less are considered to be cash equivalents.

d)	Inventories Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis.

e)
Property and equipment
The Company amortizes its leasehold improvements on a straight-line basis over the life of the lease.  Computer equipment and furniture and fixtures are depreciated under the declining balance method as to 30% and 20%, respectively. During the year of acquisition, depreciation is 50% of amounts otherwise determinable.

f)	Foreign currency transactions and translation Amounts denominated in US dollars have been translated into Canadian dollars as follows:

i.	Monetary assets and liabilities, at the year end exchange rates;

ii.	Non-monetary assets and liabilities, at exchange rates approximating those prevailing on the dates of the transactions; and

iii.	Revenue and expense items, at the average rate of exchange by quarter.

Gains and losses arising from this translation of foreign currency are included in net loss.

g)
Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year.  Significant estimates include the carrying amounts of inventories, product license, equipment and leaseholds, rates of amortization and depreciation, the allowance for doubtful accounts, the variables used to calculate the fair value of stock-based compensation, the variables used to calculate non-cash financing expenses, and the determination of the valuation allowance for future income tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and would impact future results of operations and cash flows.

h)
Loss per share
Basic loss per share computations are based on the weighted average number of common shares issued and outstanding during the year.  Diluted loss per share is calculated using the treasury stock method, however, has not been presented as the effects of outstanding options and warrants are anti-dilutive.

i)
Stock based compensation
The Company accounts for stock based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus under shareholders’ deficiency. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to share capital.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

2.	Significant Accounting Policies (continued)

j)
Income taxes
The Company follows the asset and liability method of accounting for income taxes.  Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences).  Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

k)
Non-monetary consideration
In situations where share capital is issued or received, as non-monetary consideration and the fair value of the asset received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction.  The fair market value of the shares issued, or received, is based on the trading price of those shares on the date of the agreement to issue shares as determined by the Board of Directors.

3.	Financial Instruments

a)
Fair value
Thecarrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, promissory note payable, and amounts due to related parties approximate their fair values because of the short-term maturity of these financial instruments.

The carrying value of restricted cash approximates its fair value as this financial instrument bears interest at an approximate market rate of interest.

The carrying value of long-term debt approximates its fair value as this financial instrument bears interest at an approximate market rate of interest.

The fair value of convertible notes is as disclosed in Note 9.

b)	Interest rate risk Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)
To the extent that changes in prevailing market interest rates differ from the interest rates in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

The Company is exposed to interest rate cash flow risk on its long-term debt with variable interest rates as the payments on the loan will fluctuate during the term of the loan as interest rates fluctuate.

The Company is exposed to interest rate price risk on its convertible notes with fixed interest rates as the market rate of interest differs from the interest rate of the convertible notes.

The Company has increased its convertible note and interest bearing debt load significantly over the past year, providing risk of increasing carrying charges that may offset potential returns from future profitability. This may necessitate additional financing to support increased interest related costs.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

3.	Financial Instruments (continued)

c)
Credit risk
The Company's financial assets that are exposed to credit risk consist of cash and accounts receivable.  This risk is minimized as cash is placed with well capitalized, high quality financial institutions and accounts receivable consist of amounts due from the Government of Canada and Global Green Solutions Inc., (“Global Green”) a United States public company.  All receivables from Global Green outstanding at year end have been collected subsequent to March 31, 2007.

4.	Property and Equipment

		Accumulated
		Depreciation /	Net Book
	Cost	Amortization	Value
	March 31, 2007	March 31, 2007	March 31, 2007

Leasehold improvements	$20,991	$11,180	$9,811
Computer equipment	34,985	13,798	21,187
Furniture and fixtures	51,941	9,692	42,249
Land	275,240	-	275,240
	$383,157	$34,670	$348,487

		Accumulated
		Depreciation /	Net Book
	Cost	Amortization	Value
	March 31, 2006	March 31, 2006	March 31, 2006

Leasehold improvements	$20,876	$2,783	$18,093
Computer equipment	28,321	4,248	24,073
Furniture and fixtures	23,512	2,351	21,161
	$72,709	$9,382	$63,327

5.	Product License

On July 29, 2005, the Company completed a licensing agreement (the “Agreement”) for the exclusive worldwide marketing rights to a Skincare System, a Duster, a Garden Kit and a right of first offer on future products developed by Pagic LP (“Pagic”), formerly MK Enterprises LLC, a private company with a director in common.

In conjunction with the Agreement, the Company agreed to issue Pagic and its assigns 20 million common shares at a deemed cost of $1,306,075, based on the historical cost of the license, of which 11,611,975 shares were issued during the year ended March 31, 2006 and the balance during the year ended March 31, 2007. Included in the 20 million shares issued for the license were 9,428,205 shares that were issued to parties that became related parties to the Company.

As part of the Agreement, the Company paid Pagic, during the year ended March 31, 2006,  a $153,037 license fee and costs of $153,038 related to the development of the products.  The Company also agreed  to pay Pagic and its assigns royalties as to US$10 per Skincare System unit sold, US$2 per Duster sold and 4.5% of the net sales of the Garden Kit.  In addition, the Company has agreed to pay a royalty of 3% of net sales related to ancillary product sales from these products.  For future products developed by Pagic, which the Company elects to acquire the rights to, it has agreed to pay a royalty of 4.5% of net sales of the new product plus 3% of net sales from ancillary product sales (Note 7).

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

5.	Product License (continued)

In order to keep the products under license, the Company has agreed to a minimum royalty schedule per product for each of the Skincare System, Duster and Garden Kit and their related ancillary products of US$37,500 for the second license year beginning April 1, 2007 and US$50,000 per year thereafter. For any new products acquired they will be subject to minimum royalties of US$50,000 per year beginning April 1, 2007.  To keep the overall master license in good standing the Company has agreed that beginning April, 1, 2007, in the second license year, the total of royalties plus all other fees paid to Pagic shall be at least US$400,000 per year.

6.	Prepaid Expenses

During the year ended March 31, 2007, the Company entered into two investor relations service agreements whereby it issued 160,000 common shares at a deemed cost of US$0.45 per share and 400,000 common shares at a deemed cost of US$0.64 per share.  The deemed cost per share was determined by the trading price of the Company’s shares on the date the Company entered into the agreements.  The amount in prepaid expenses represents the unearned portion of the prepaid service agreements.

7.	Global Green Joint Venture

On October 2, 2006, the Company entered into a letter agreement with Pagic, West Peak Ventures of Canada Limited (“West Peak”) and Global Green whereby Global Green agreed to fund the next phase of the development of our High Density Vertical Bio-Reactor technology (the “GGS Agreement”). Pursuant to the GGS Agreement, the Company and Global Green established a commercial joint venture named “Vertigro”, in which Global Green has agreed to provide up to US$3,000,000 in funding to continue the research and development of the Bio-Reactor technology, construct a working prototype of the Bio-Reactor and develop the technology for commercial uses. The Company is obligated to provide product support, research and development, and the non-exclusive use of the Company’s warehouse and land near El Paso, Texas, as necessary for which Global Green has agreed to reimburse the Company as part of its US$3,000,000 commitment. Until such time as the joint venture has fully repaid the US$3,000,000, Global Green will have an 80% joint venture interest, leaving the Company with a 20% carried joint venture interest, both subject to an aggregate product license royalty of 0.9% to Pagic and West Peak. Once the joint venture has repaid Global Green the US$3,000,000, Global Green’s interest will be reduced to 70% and the Company will retain a 30% non-carried interest, both subject to an aggregate product license royalty of 4.5% to Pagic and West Peak.

As at March 31, 2007, Global Green had incurred a total of US$2,023,379 in costs related to the GGS Agreement.  Of the costs incurred to March 31, 2007, Global Green had paid US$1,653,981 and owed the Company $426,507 (US$369,398), which is included in accounts receivable and has been subsequently collected.

On July 9, 2007, the parties to the GGS Agreement entered into the Vertigro Algae Stakeholders Letter of Agreement (the “Global Green Joint Venture”), which replaced the GGS Agreement.  Pursuant to the new agreement, each of Global Green and the Company will hold a 50% interest in the Global Green Joint Venture, subject to an aggregate 4.5% royalty to Pagic and West Peak.  The Global Green Joint Venture covers the Bio-Reactor and any subsequent related technologies for the commercial scale products of algae based biomass for all industrial commercial and retail applications including but not limited to bio-fuel, food, health, pharmaceutical, animal and agricultural feeds.

8.	Inventories

As at March 31, 2007, inventories consisted of finished goods inventory of 10,877 units of Nova Skin care Systems with an aggregate value of $442,066, and raw materials and work in progress inventory of $794,742.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

9.	Convertible Notes

Details of the convertible notes are as follows:

	2007	2006

Opening balance, March 31,	$1,565,069	$-
Issued	4,772,962	1,714,667
Interest and penalties	600,206	-
Conversion component of convertible notes	(4,167,190)	(348,532)
Debt discount	2,530,082	198,934
Ending balance, March 31,	$5,301,129	$1,565,069

Convertible Note Continuity:

U.S. $								CND $
			Balance				Balance	Balance
	Issued	Interest /	March 31,	Issued	Interest /	2007	March 31,	March 31,
Date of Issue	Principal	Penalty	2006	Principal	Penalty	Conversions	2007	2007

July/August 2005 (Note 9a)	$1,277,200	$151,904	$1,429,104	$-	$119,875	$(1,232,022)	$316,957	$365,958
April 2006 (Note 9b)	-	-	-	551,666	193,087	(235,112)	509,641	588,431
April 2006 (Note 9c)	-	-	-	82,200	23,332	(24,363)	81,169	93,718
December 2006 (Note 9d)	-	-	-	1,500,000	39,229	-	1,539,229	1,777,194
January 2007 (Note 9e)	-	-	-	2,000,000	144,316	-	2,144,316	2,475,828
	$1,277,200	$151,904	$1,429,104	$4,133,866	$519,839	$(1,491,497)	$4,591,312	$5,301,129

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

9.	Convertible Notes (continued)

A.	US$1,277,200 July – August 2005 Convertible Note

To provide working capital for product development, during July and August, 2005, the Company issued one year, unsecured US$1,277,200 8% per annum convertible notes and stock purchase warrants whereby for each US$0.75 in convertible note purchased the holder received one class A warrant which will entitle the holder to purchase an additional common share at US$0.50 until July 25, 2008 and August 5, 2008 and one class B warrant which will entitle the holder to purchase an additional common share at US$1.00 until July 25, 2008 and August 5, 2008.  The holders of the convertible notes may elect to convert the notes into common shares of the Company at the lesser of (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion and (ii) US$0.55. Accrued and unpaid interest may be converted into common shares of the Company at US$0.50 per share.  The Company may, subject to notice provisions and the common shares trading above US$1.50 per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under the notes plus interest.  The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable (the “Cashless Conversion Feature”). As a result of the issuance of the warrants in conjunction with the convertible notes, the Company recorded a non cash financing expense of $1,328,337.

In conjunction with this financing, the Company paid consultants an amount equal to 10% of the gross proceeds, which was included in investor relations during the year ended March 31, 2006 and issued 425,735 common shares at a deemed value of $285,242. There are 255,440 finders A warrants outstanding, whereby the holders have the right to purchase 255,440 common shares at US$0.50 per share until August 5, 2008 and 425,733 finders B warrants whereby the holders shall have the right to purchase 425,733 common shares at US$0.75 per share until August 5, 2008.  During the year ended March 31, 2007, convertible notes of US$999,700 and interest totaling US$150,122 were converted to 3,372,471 common shares.  A total of US$82,200 in registration penalties incurred in the year ended March 31, 2007 were converted to a new convertible debenture in the same amount on April 6, 2006 (Note 9c).

B.	US$551,666 April 2006 Convertible Note

On April 6, 2006, the Company consummated a private offering transaction with and among a syndicated group of institutional investors, pursuant to which we issued, in the aggregate, US$551,666 in 8% per annum convertible notes and three year warrants to acquire (i) up to 735,555 shares of our common stock at a price per share of US$0.50, and (ii) up to an additional 735,555 shares of our common stock at a price per share of US$1.00. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) 70% of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) US$0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a Cashless Conversion Feature.

In conjunction with these private offering transactions, the Company paid consultants (i) US$55,166 cash, representing 10% of the gross proceeds realized, (ii) 183,886 shares of common stock, (iii) three-year warrants to purchase up to 110,320 shares of common stock at a price per share of US$0.50 and (iv) three year warrants to purchase up to 183,867 shares of common stock at a price per share of US$0.75.  During the year ended March 31, 2007, convertible notes of US$148,670 and interest totaling US$86,422 totals were converted to 538,520 common shares.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

9.	Convertible Notes (continued)

C.	US $82,200 April 2006 penalty Convertible Note

On April 6, 2006, and in conjunction with certain private placements, we reached a verbal agreement with the group of institutional and other investors, wherein we agreed to convert US$82,200 in accrued penalties associated with the July 25, 2005 through August 5, 2005 convertible notes into US$82,200 convertible penalty notes carrying terms similar to the July 25, 2005 through August 5, 2005 convertible notes and an aggregate of 109,600 warrants.  Each of these warrants entitles the holder to purchase additional common shares for three years at a price of US$0.75 per share.  During the year ended March 31, 2007, a total of $24,363 in note principal note interest was converted into 56,166 common shares.

D.	US$1,500,000 December 2006 Convertible Note

On December 1, 2006, the Company accepted subscriptions of US$1,500,000 towards a private placement of 8% per annum convertible notes and three year warrants to acquire (i) up to an aggregate of 2,000,000 shares of our common stock at US$0.50 per share until December 1, 2009, and (ii) up to an additional 2,000,000 shares of our common stock at US$1.00 per share until December 1, 2009. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) seventy percent (70%) of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) US$0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants may be exercised on a cashless basis.

E.	US$2,000,000 January 2007 Convertible Note

On January 29, 2007, the Company completed a private placement comprised of $2,000,000 convertible promissory notes. The convertible notes will mature on December 11, 2008 and carry interest at six percent (6%) per annum. The notes are convertible into “Units” at the note holder’s discretion at a conversion price of US$0.50 per Unit. Each “Unit” consists of one Valcent common share and one share purchase warrant to purchase an additional common share at US$0.70 per share until December 11, 2008. The notes and any accrued interest are callable by the Company at any time after December 11, 2007 by providing thirty days written notice to the note holders. Interest on the notes will be compounded annually and be cumulative until the earlier of either the date the Company achieves pre-tax earnings or the end of the term. At the discretion of the note holder, interest on the notes is payable in either cash or units at US$0.50 per unit. The Company is obligated to file a resale registration statement on the underlying securities within four months of closing which it has failed to do. As a result of the failure to file the registration statement the Company has recorded penalties of US$120,000 as of March 31, 2007.

In connection with this financing the Company has paid consultants US$108,000 in cash and issued 135,000 warrants exercisable at US$0.50 per unit, with each unit consisting of one common share and one share purchase warrant to purchase a further common share at US$0.70 per share until December 11, 2008.

F.	Warrant Exercise Price Reduction and Registration Penalty Interest

Certain of the July and August 2005 and the April 6, 2006 convertible notes contained registration rights whereby the Company agreed to pay a penalty of 2% for every thirty days after a required filing and registration effective dates plus a reduction in the warrant price of certain of the warrants issued of US$0.10.  As a result of the Company not filing its registration statement until April 27, 2006, the Company incurred penalties which have been included in interest expense. An aggregate of 3,407,372 previously issued share purchase warrants relating to  certain of the July and August 2005 and the April 6, 2006 convertible notes have reduced exercise prices from US$0.50, US$0.75, and US$1.00 to US$0.40, US$0.65, and US$0.90, respectively.  The registration statement has subsequently been declared effective.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

10.	Related Party Transactions

Amounts due from related parties are non interest bearing and have no specific terms of repayment. Related party transactions not disclosed elsewhere in these financial statements are as follows:

During the year ended March 31, 2007, the Company paid or accrued $269,455 (2006 $165,530) for product development, research, and consulting services provided by the Company’s President and director to his related company.

During the twelve months ended March 31, 2007, the Company accrued $33,000 (2006 $19,500) for professional fees provided by the Company’s Chief Financial Officer and director and owed a total of $43,500 (2006 $10,500) to this director as at March 31, 2007. The Company also paid a private company with this director in common $7,500 (2006 $nil) relating to office rent and $46,745 (2006 $nil) in consulting fees.

On January 12, 2007, the Board of Directors authorized and issued a bonus of 100,000 restricted common shares at a deemed price of $45,000 to a retiring director of the Company.

As of March 31, 2007 we have obtained aggregate unsecured loan advances in an amount totaling $784,837 from West Peak and its principal shareholder, who beneficially owns greater than 5% of our common shares.

During the year ended March 31, 2007, the Company paid a private company with a director in common $1,687 for consulting services and expenses.  During the year ended March 31, 2006, the Company paid a private company with a director in common $4,000 in management fees and $1,750 in rent.

During the year ended March 31, 2007, the Company incurred approximately US$296,635 in fees and expenses to a private advertising firm with a director in common.

11.	Commitments

Commitments not disclosed elsewhere in these financial statements are as follows:

On June 28, 2005, Valcent Manufacturing, Ltd. leased office and development space in El Paso, Texas, under a three-year lease at a cost of US$3,170 per month.  There are 14 months remaining on the lease as at March 31, 2007.

On December 12, 2006, the Company entered into a Public Relations Agreement with a third party to provide public relations services to the Company. The agreement requires the Company to issue 25,000 restricted common shares in advance of each quarter during the course of the agreement’s one year term for a total of 100,000 restricted common shares at a deemed price of US$0.45 per common share, the payment of approved expenses, and monthly fees ranging from US$4,250 to US$5,250 per month.   During the year ended March 31, 2007, 25,000 shares were issued pursuant to this agreement and an additional 25,000 have been issued subsequently.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

12.	Long-Term Debt

At March 31, 2007, the Company’s long-term debt outstanding was as follows:

	2007	2006
Prime plus 0.25% (2007 -8.50%) bank loan repayable in monthly instalments of US $2,336 including interest, due September 28, 2011, secured by a first charge on land and $117,327 of cash	$209,114	$-
Less: Current portion	13,451	$-

	$195,663	$-

The portion of long-term debt repayable in each of the next five years is approximately as follows:

2008	$13,451
2009	15,838
2010	17,258
2011	18,806
2012	143,761

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

13.	Share Capital

(a)	Authorized: Unlimited number of common shares without par value Unlimited number of preferred shares without par value – None issued

(b)	Issued and outstanding: The common share issuances consisted of the following transactions:

	Number of
	Shares	Amount
Balance at March 31, 2005	6,435,374	$2,999,420
Consolidation: 1 new share for 3 old shares	(4,290,249)	-
Debt settlement	1,605,000	234,609
Product license purchase agreement	11,611,975	580,599
Shares issued for financial consulting fees	425,735	285,242
Balance at March 31, 2006	15,787,835	4,099,870
Product license purchase agreement	8,388,025	419,401
Consulting agreement with investor/public relations firms	705,000	460,614
Bonus to director	100,000	52,708
Private placement	1,534,165	1,028,266
Shares issued for financial consulting fees	183,886	107,681
Convertible debenture conversion of principle and interest	3,967,157	1,668,363
Balance as of March 31, 2007	30,666,068	$7,836,903

During the year ended March 31, 2006, the Company:

i)	Consolidated its common shares three for one;

ii)	Issued 1,605,000 post-consolidated common shares, for the settlement of $234,609 of debt;

iii)	Issued 11,611,975 common shares pursuant to the License Agreement (Note 5);

iv)	Issued 425,735 common shares to finders pursuant to the issuance of convertible notes (Note 9 (a)).

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

13.	Share Capital (continued)

During the year ended March 31, 2007, the Company:

i)	Issued 8,388,025 shares pursuant to the License Agreement (Note 5).

ii)
Completed a private placement of units whereby a total of 1,534,165 units were issued at US$0.60 per unit. Each unit consists of one common share and one common share purchase warrant to purchase an additional common share at US$0.80.

Of the warrants issued, 833,332 expire on May 15, 2008, 270,833 on June 7, 2008 and 430,000 on August 18, 2008.

The Company paid consultants $65,843 cash, 66,666 Finders Warrants to purchase that number of common shares at US$0.80 until May 15, 2008, 21,666 Finders Warrants to purchase that number of common shares at US$0.80 until June 7, 2008 and 34,400 Finders Warrants to purchase that number of common shares at US$0.80 until August 18, 2008.

iii)
In conjunction with the April 6, 2006 convertible note offering the Company paid finders fees of US$55,166 cash, representing 10% of the gross proceeds realized, issued 183,886 common shares, issued 183,867 three year Finders B Warrants to purchase up to 183,867 common shares at a price per share of US$0.75 and 110,320 three year Finders A Warrants to purchase up to 110,320 common shares at a price per share of US$0.50.

iv)	Issued 120,000 common shares at US$0.45 per common share for investor relations services provided to the Company.

v)	Issued 400,000 common shares at US$0.64 per common share pursuant to a contract whereby a Company is to provide investor relations services to the Company for a term of one year (Note 6).

vi)	Issued 160,000 common shares at US$0.45 per common share pursuant to a contract whereby a Company is to provide investor relations services to the Company for a term of one year (Note 6).

vii)	Issued 25,000 common shares at US$0.45 per common share pursuant to a contract whereby a Company is to provide public relations services to the Company for a term of one year (Note 11).

viii)	Issued 100,000 common shares at US$0.45 per common share to a retiring director of the Company in recognition of services rendered; and

ix)	Issued 3,967,157 common shares upon receiving conversion notices to convert US$1,424,369 in principal and interest from holders of convertible notes.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

13.	Share Capital (continued)

(c)	Stock options

Details of the status of the Company's stock options as at March 31, 2007 and 2006 and changes during the years then ended are as follows:

		Weighted
		Average
	Number	Exercise
	of Options	Price

Options, March 31, 2005	-	-
Granted	1,425,000	US$0.67
Options Outstanding, March 31, 2006	1,425,000	US$0.67
Granted	3,010,000	US$0.59
Expired or Forfeited	(600,000)	US$0.61
Options Outstanding, March 31, 2007	3,835,000	US$0.58
Options Exercisable, March 31, 2007	2,660,000	US$0.58

As at March 31, 2007 and 2006 the following share purchase options were outstanding:

	US $
	Exercise	Number of Shares	Number of Shares
Expiry Date	Price	2007	2006

October 17, 2006	$0.50	-	200,000
October 17, 2006	$0.45	-	100,000
March 22, 2009	$0.60	500,000	-
November 10, 2009	$0.60	650,000	750,000
March 1, 2010	$1.00	75,000	75,000
April 9, 2010	$0.80	50,000	-
June 30, 2010	$0.60	260,000	-
February 21, 2011	$0.57	300,000	300,000
December 13, 2011	$0.55	1,550,000	-
December 13, 2011	$0.60	100,000	-
March 21, 2012	$0.60	350,000	-
		3,835,000	1,425,000

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

13.	Share Capital (continued)

(c)	Stock options (continued)

Pursuant to the Company’s 1996 Incentive Stock Option Plan (the “Plan”), as amended, a total of 10% of the Company’s issued common shares are reserved for the granting of stock options.  The Plan provides that the terms of the options and the option price shall be fixed by the Directors, subject to any price restrictions or other requirements imposed by any exchange where the Company lists its common shares.  The Plan also provides that no options shall be granted to any person except on the recommendation of the Board of Directors and that no option may be granted for a period in excess of five years.  During the year ended March 31, 2006, the Company instituted a new stock option plan applicable to residents of the United States (the “US Plan”) whereby options may be issued under this plan to acquire up to an aggregate number of shares, which when combined with options granted under the Plan equal to 10% of the issued number of common shares. The terms of the options and the option price of the US Plan are to be fixed by the Directors, subject to a limitation that no one individual may be granted options to receive greater than 5% of the issued number of common shares.

On December 14, 2006, the Company replaced its existing Canadian and US stock option plans with a new single stock option plan (the “2006 Plan). The 2006 Plan allows for share options to be issued to company employees, directors, officers, and consultants on both a qualified and non-qualified basis. The aggregate number of shares of common stock as to which options and bonuses may be granted from time to time under the 2006 Plan shall not exceed 20% (the “Plan Maximum”) of the Company’s issued and outstanding shares of common stock. The Company’s new stock option plan provides that the terms of the options and the option prices shall be fixed by the board of directors or committee, and subject to the requirements of the exchange on which our common shares are traded, or any other governing regulatory body, at the time of exercise. Options granted shall expire after a period of five years or terminate three months after the recipient ceases to be our employee.

All options previously granted from the Company’s previous Plan and US Plan were acknowledged, ratified and form an equal number of option grants under like terms and conditions in the 2006 Plan. As at March 31, 2007, 3,835,000 options had been granted of which 2,660,000 share options had vested.

During the year ended March 31, 2006, the Company:

i)	Granted employees a total of 750,000 options exercisable at US$0.60 per share until November 10, 2009 of which 300,000 options had vested to March 31, 2007 and 100,000 options were forfeited;

ii)	Granted a consultant 75,000 options exercisable at US$1.00 per share until March 1, 2010 of which all had vested to March 31, 2007;

iii)	Granted a director 300,000 options exercisable at US$0.50 per share until February 21, 2011 of which all had vested to March 31, 2007;

iv)	Granted 200,000 options exercisable at US$0.50 to two consultants of the Company of which all had expired as at March 31, 2007; and

v)	Granted 100,000 options exercisable at $0.45 to a director of the Company which subsequently expired upon the directors’ retirement.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

13.	Share Capital (continued)

(c)	Stock options (continued)

During the year ended March 31, 2007, the Company:

i)	Granted a consultant and a director/consultant, 700,000 share options exercisable at US$0.55 per share until December 13, 2011 under the non-qualified 2006 Plan, of which 475,000 have vested;

ii)	Granted employees and consultants 260,000 options exercisable at US$0.60 per share until June 30, 2010 of which all have vested;

iii)	Granted an employee 250,000 options exercisable at US$0.80 per share until April 9, 2010 of which 200,000 were forfeited and 50,000 have vested;

iv)	Granted employees, directors and consultants a total of 950,000 options exercisable at US$0.55 to US$0.60 per share until December 13, 2011 of which 850,000 have vested;

v)	Granted employees and consultants a total of 350,000 options exercisable at US$0.60 per share until March 21, 2012 of which all have vested; and

vi)	Granted a consultant a total of 500,000 options exercisable at US$0.60 per share until March 22, 2009 of which 75,000 will vest quarterly beginning on April 1, 2007.

The Company applied the fair value method in accounting for its stock options granted to directors, officers and consultants by using the Black-Scholes option pricing model.

The stock-based compensation expense was $1,127,141 (2006 - $533,664).  The fair value of stock options granted as above and the issue of warrants (Note 9) are calculated using the following weighted average assumptions:

	2007	2006

Expected life (years)	2 - 4	1 – 5
Interest rate	4.64%	4.19%
Volatility	111.90%	105.49%
Dividend yield	0.00%	0.00%

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

13.	Share Capital (continued)

(d)	Warrants

In conjunction with the convertible notes and private placements, the Company issued various warrants to acquire common shares, (Notes 9 and 13).  The Company’s share purchase warrants as at March 31, 2007 and 2006 and the changes during the years then ended are as follows:

		Weighted
	Number	Average
	of Shares	Price
Warrants outstanding
and exercisable,
March 31, 2005	-	-
Granted	4,087,021	US$0.69
Warrants outstanding
and exercisable,
March 31, 2006	4,087,021	US$0.69
Granted	7,666,795	US$0.74
Warrants outstanding
and exercisable,
March 31, 2007	11,753,816	US$0.73

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for warrants. During the year ended March 31, 2007, 7,666,795 (2006 - 4,086,981) warrants were granted, which resulted in $4,246,203 (2006 - $1,328,337) in non-cash financing expense.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

13.	Share Capital (continued)

(d)	Warrants (continued)

As at March 31, 2007 the following share purchase warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants

July 25, 2008 Class A	US$0.50	526,660
July 25, 2008 Class A	US$0.40	913,332
July 25, 2008 Class B	US$1.00	526,660
July 25, 2008 Class B	US$0.90	913,332
July 25, 2008 Finders A	US$0.50	216,000
July 25, 2008 Finders B	US$0.75	360,001
August 5, 2008 Class A	US$0.50	262,932
August 5, 2008 Class B	US$0.75	262,932
August 5, 2008 Finders A	US$0.50	39,440
August 5, 2008 Finders B	US$0.75	65,733
April 6, 2009 Penalty Warrants	US$0.65	109,600
April, 2009 Class A	US$0.40	735,555
April, 2009 Class B	US$0.90	735,555
April, 2009 Finders A	US$0.50	110,320
April, 2009 Finders B	US$0.75	183,867
May 15, 2008 Class A	US$0.80	833,332
June 7, 2008 Class A	US$0.80	270,833
August 18, 2008 Class A	US$0.80	430,000
May 15, 2008 Finders A	US$0.80	66,666
June 7, 2008 Finders A	US$0.80	21,666
August 18, 2008 Finders A	US$0.80	34,400
December 11, 2008 Finders Unit	US$0.50	135,000
December 1, 2009 Class A	US$0.50	2,000,000
December 1, 2009 Class B	US$1.00	2,000,000
Total		11,753,816

       As at March 31, 2006 the following share purchase warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants

July 25, 2008 Class A	US$0.50	1,439,992
July 25, 2008 Class B	US$1.00	1,439,992
July 25, 2008 Finders A	US$0.50	216,000
July 25, 2008 Finders B	US$0.75	360,000
August 5, 2008 Class A	US$0.50	262,932
August 5, 2008 Class B	US$0.75	262,932
August 5, 2008 Finders A	US$0.50	39,440
August 5, 2005 Finders B	US$0.75	65,733
Total		4,087,021

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

13.	Share Capital (continued)

(e)	Contributed surplus

The Company’s contributed surplus as at March 31, 2007 and 2006 and the changes during the years then ended are as follows:

	2007	2006

Contributed surplus, beginning of year	$1,663,067	$-
Non-cash financing expense	463,125	1,129,403
Stock based compensation	1,127,141	533,664

Contributed surplus, end of year	$3,253,333	$1,663,067

14.	Income taxes

The tax effects of the temporary differences that give rise to the Company’s future tax assets and liabilities are as follows:

	2007	2006

Net operating losses	$2,731,027	$1,517,306
Net capital losses	244,794	244,937
Valuation allowance	$(2,975,821)	$(1,762,243)

Future tax assets (liability)	$-	$-

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change in the valuation allowance will be reflected in current income.

The Company has non-capital losses available for income tax purposes in Canada and the United States totaling $8,008,876 (2006 $4,446,970), which expire in various amounts from 2008 to 2027.  This amount can be used to reduce taxable income of future years.  Additionally, the Company has capital losses of $1,435,740, which are available to reduce capital gains in future periods.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

14.	Income taxes (continued)

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2007	2006

	34.10%	34.12%

Income tax benefit computed at Canadian statutory rates	$3,730,394	$886,962
Convertible note issuance costs	174,787	194,561
Deductible convertible note issuance costs	(34,957)	(38,912)
Penalties accrued	-	(42,043)
Non-cash expenses	(211,762)	0
Stock based compensation	(384,355)	(182,086)
Financing expense	(1,447,955)	(453,299)
Unrecognized tax losses	(1,038,547)	(365,183)

	$-	$-

15.	Subsequent Events

Unless otherwise noted in these financial statements, the following events occurred after March 31, 2007:

The Company has issued 2,367,125 common shares and 1,183,563 common share purchase warrants relating to US$1,420,275 private placement for US$0.60 units. Each warrant allows the holder to purchase an additional common at US$0.75 per share for a 24 month term.

On April 1, 2007, the Company entered into an agreement with a third party to provide investor relations and financial services for an eight month term from April 1, 2007 through December 31, 2007.  The agreement provides for the following:

a)	payment of US$15,000;

b)	US$3,000 in compensation per month payable quarterly;

c)	a further US$2,000 payable monthly in common shares;

d)	share options to purchase 500,000 shares at US$.60 exercise price that vest quarterly over a two year period; and

e)	the issuance of 12,500 common shares at a deemed price of US$0.80 per share.